UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Homeland Bankshares Corporation
                                 (NAME OF ISSUER)

                          Common Stock, $12.50 Par Value
                          (TITLE OF CLASS OF SECURITIES)


                                  (CUSIP NUMBER)

                                 G. Thomas Andes
                                 One Magna Place
                          1401 South Brentwood Boulevard
                               St. Louis, Missouri
                                    63144-1401

                                  (314) 963-2500
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                August 30, 1996
                       (DATE OF EVENT WHICH REQUIRES FILING
                                OF THIS STATEMENT)

              If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
         13d-1(b)(3) or (4), check the following box [   ].

              Check the following box if a fee is being paid with the statement: [ X ]. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five per-cent or less of such class.)

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Sec-tion 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

              The total number of shares reported herein is 1,134,972 shares, which constitutes approximately 19.9% of the total num-ber of shares outstanding. Unless otherwise indicated, all ownership percentages set forth herein assume that at August 30, 1996, there were 5,703,378 shares outstanding.

                          (Continued on following pages)

                                Page 1 of 13 Pages






          CUSIP NO.                              PAGE 2 of 13 Pages


          1.  NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Magna Group, Inc.
               IRS Employer Identification No. 37-0996453


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / /

                                                               (B) / /
                Not Applicable


          3.  SEC USE ONLY



          4.  SOURCE OF FUNDS
                WC


          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)               / /
                 Not applicable


          6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

          NUMBER OF
           SHARES           7.  SOLE VOTING POWER
         BENEFICIALLY           1,134,972<F1>
           OWNED BY
            EACH            8.  SHARED VOTING POWER
          REPORTING                  0
           PERSON
            WITH            9.  SOLE DISPOSITIVE POWER
                                1,134,972<F1>

                           10.  SHARED DISPOSITIVE POWER
                                     0

         <F1>

         The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.



                                Page 2 of 13 Pages






          CUSIP NO.                              PAGE 3 of 13 Pages



          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                            1,134,972<F1>


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES
                                                                   / /


          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         16.6%<F2>


          14.  TYPE OF REPORTING PERSON
                      CO, BK























         <F2>

         Adjusted to reflect the issuance of 1,134,972 shares as described herein.


                                Page 3 of 13 Pages







         ITEM 1.   SECURITY AND ISSUER.

              This Schedule 13D relates to the common stock, par value $12.50 per share, of Homeland Bankshares Corporation ("Homeland Common Stock"). The principal executive offices of Homeland Bankshares Corporation ("Homeland"), a corporation organized and existing under the laws of the State of Iowa and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), are located at 299 East Park Avenue, Waterloo, Iowa 50704-5300.

         ITEM 2.   IDENTITY AND BACKGROUND.

              This Schedule 13D is filed by Magna Group, Inc., a corpo-ration organized and existing under the laws of the State of Delaware and registered as a bank holding company under the BHC Act ("Magna"). Magna has 106 banking locations throughout Il-linois and Missouri, and also operates a trust and brokerage company. Magna's principal executive offices are located at One Magna Place, 1401 South Brentwood Boulevard, St. Louis, Missouri 63114-1401.

              Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Magna.

              During the last five years, to the best of Magna's knowl-edged, neither Magna nor any of its executive officers or di-rectors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which Magna or such person was or is subject to a judgment, decree, or final order en-joining future violations of, or prohibiting or mandating ac-tivities subject to, federal or state securities laws, or find-ing any violation with respect to such laws, and which judg-ment, decree or final order was not subsequently vacated.

              Each executive officer and each director of Magna is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and di-rector is set forth in Exhibit 99.1 to this Schedule 13D and is specifically incorporated herein by reference.

         ITEM 3.   SOURCE AND AMOUNT FUNDS OR OTHER CONSIDERATION.

              Pursuant to a Stock Option Agreement, dated as of August 30, 1996, between Magna and Homeland (the "Option Agreement"), Homeland has granted Magna an irrevocable option to purchase the shares of Homeland Common Stock covered by this Schedule

                                Page 4 of 13 Pages







         13D (the "Option"). Specifically, the Option grants Magna the right to purchase up to 1,134,972 authorized but unissued shares, subject to certain adjustments, of Homeland Common Stock at a price, subject to certain adjustments, of $34.00 per share. The Option was granted by Homeland as a condition of and in consideration for Magna's entering into the Agreement and Plan of Reorganization, dated August 30, 1996, between Ma-gna and Homeland (the "Merger Agreement").

              The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $38,589,048. It is anticipated that, should the Option become exercisable and should Magna decide to exercise the Option, Magna would obtain the funds for purchase from working capital or by borrowing from other parties whose identity is not yet known.

              A copy of the Option Agreement is included as Exhibit 2 to Magna's Current Report on Form 8-K dated August 30, 1996 and filed with the Securities and Exchange Commission on September 9, 1996 (File No. 0-8234) (the "Magna 8-K"), which is hereby incorporated herein by reference.

         ITEM 4.   PURPOSE OF TRANSACTION.

              Set forth below is a description of certain provisions of the Merger Agreement. Such description is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 2 to the Magna 8-K and is hereby incorporated by reference herein.

              Prior to the execution of the Option Agreement, Magna en-tered into the Merger Agreement pursuant to which Homeland will merge with and into a subsidiary of Magna (the "Merger"). In accordance with the terms of the Merger Agreement, each share of Homeland Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") may be ex-changed for 1.55 shares of Magna common stock, par value $2.00 per share ("Magna Common Stock"), for up to 57% of the ag-gregate consideration or for $37.50 in cash for up to 43% of the aggregate consideration, subject to adjustment as of clos-ing to equalize the cash and stock consideration. Homeland shareholders may elect to receive all Magna Common Stock, all cash or a mixture of Magna Common Stock and cash, subject to certain limitations. Following the Merger, Homeland Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                                Page 5 of 13 Pages







              Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions con-tained in the Merger Agreement, including the receipt of ap-proval of the Merger by the shareholders of Homeland, registra-tion of the shares of Magna Common Stock to be issued in the Merger under the Securities Act of 1933, as amended (the "Secu-rities Act") and applicable state securities laws, the receipt of certain regulatory approvals, and the receipt of a favorable legal opinion with respect to the tax consequences of the transactions contemplated by the Merger. The Merger Agreement and the transactions contemplated by the Merger Agreement will be submitted for approval at a meeting of the shareholders of Homeland that is expected to take place in the first quarter of 1997.

              Pursuant to the Merger Agreement, Homeland and Magna gen-erally have agreed to operate their respective businesses and engage in transactions only in the ordinary course and to take no action that would adversely affect the ability of either to obtain any necessary approvals of governmental authorities or to perform their covenants under the Merger Agreement. Home-land also has agreed that prior to the earlier of the Effective Time or termination of the Merger Agreement, it will not (i) pay dividends on, repurchase, redeem or grant options on, its capital stock (other than regular quarterly dividends); (ii) enter into or amend any employment or similar arrangement;
         (iii) authorize, propose or announce, or enter into an agree-ment in principle with respect to any merger, consolidation, disposition of assets or similar transaction or solicit or en-courage discussions with third parties relating to any of the foregoing; (iv) propose or adopt any amendments to its articles of incorporation or bylaws; (v) issue, grant or confer any of its equity securities or effect any stock split or otherwise alter its capitalization; (vi) without prior consultation with Magna, enter into, renew or increase any loan or credit commit-ment in excess of specified amounts; or (vii) without prior consultation with Magna, restructure or materially change its investment portfolio.

              Homeland and Magna each will pay its own expenses incurred by it in connection with the transactions contemplated by the Merger Agreement.


              Except as set forth herein, Magna does not have any cur-rent plans or proposals that relate to or would result in:

              (a) The acquisition by any person of additional shares of Homeland Common Stock or the disposition of shares of Homeland Common Stock;

                                Page 6 of 13 Pages







              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Homeland or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of Homeland or any of its subsidiaries;

              (d) Any change in the present Board of Directors or man-agement of Homeland, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors;

              (e) Any material change in the present capitalization or dividend policy of Homeland;

              (f) Any other material change in the business or corpo-rate structure of Homeland;

              (g) Any changes in the articles of incorporation or by-laws of Homeland which may impede the acquisition of control of Homeland by any person; or

              (h)  Any action similar to any of those enumerated above.

         ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

              Although the Option does not allow Magna to purchase any shares of Homeland Common Stock pursuant thereto unless the specified conditions allowing exercise occur, assuming for pur-poses of this Item 5 that such conditions occur and Magna is entitled to purchase shares of Homeland Common Stock pursuant to the Option, Magna would own 1,134,972 shares of Homeland Common Stock, or approximately 16.6% of the total shares of Homeland Common Stock outstanding as of such date adjusted to reflect the issuance to Magna of such 1,134,972 shares.

              Under the Option Agreement, Magna currently does not have the right to acquire any shares of Homeland Common Stock unless specific events occur. Accordingly, Magna does not have sole or shared voting or dispositive power with respect to any shares of Homeland Common Stock, and Magna therefore disclaims beneficial ownership of the Homeland Common Stock subject to the Option until the events allowing exercise occur. Assuming for purposes of this Item 5, however, that events occur that would enable Magna to exercise the Option, Magna would have the right to purchase up to 1,134,972 shares, subject to adjustment as described above, of Homeland Common Stock, as to which it would have sole voting power and sole dispositive power, sub-ject to the right of Homeland to repurchase such shares under the circumstances described under Item 6 of this Schedule 13D.

                                Page 7 of 13 Pages







              To the best of Magna's knowledge, no shares of Homeland Common Stock are beneficially owned by any executive officer or director of Magna.

              Except for the issuance of the Option, no transactions in Homeland Common Stock were effected during the past 60 days by Magna or, to the best of Magna's knowledge, by any executive officer or director of Magna. In addition, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Option Agreement

              Set forth below is a description of certain provisions of the Option Agreement. The description is qualified in its en-tirety by reference to the copy of the Option Agreement filed as Exhibit 99.1 to the Magna 8-K and is hereby incorporated by reference herein.

              The Option Agreement provides for the purchase by Magna of up to 1,134,972 shares, subject to certain adjustments, of Homeland Common Stock (the "Option Shares") at an exercise price, subject to certain adjustments, of $34.00 per share, payable in cash. The Option Shares, if issued pursuant to the Option Agreement, would represent approximately 19.9% of the Homeland Common Stock issued and outstanding without giving effect to the issuance of any shares pursuant to an exercise of the Option.

              The number of shares of Homeland Common Stock subject to the Option will be increased to the extent that Homeland issues additional shares of Homeland Common Stock (otherwise than pur-suant to an exercise of the Option) such that the number of Option Shares continues to equal 19.9% of the Homeland Common Stock then issued and outstanding, without giving effect to the issuance of shares pursuant to an exercise of the Option. The number of shares of Homeland Common Stock subject to the Op-tion, and the applicable exercise price per Option Share, also will be appropriately adjusted in the event of any stock divi-dend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction relating to Homeland.

              Magna may exercise the Option, in whole or in part, subject to regulatory approval, at any time following

                                Page 8 of 13 Pages







         a "Purchase Event" which occurs prior to termination of the Op-tion. "Purchase Event" means (i) Homeland or any of its sub-sidiaries, without having received prior written consent from Magna, shall have entered into, authorized, recommended, pro-posed or publicly announced its intention to enter into, autho-rize, recommend, or propose, an agreement, arrangement or un-derstanding with any person (other than Magna or any of its subsidiaries) to (1) effect a merger or consolidation or simi-lar transaction involving Homeland or any of its subsidiaries,
         (2) purchase, lease or otherwise acquire 15% or more of the assets of Homeland or any of its subsidiaries or (3) purchase or otherwise acquire (including by way of merger, consolida-tion, share exchange or similar transaction) Beneficial Owner-ship (as defined in Rule 13d-3 under the Exchange Act) of secu-rities representing 10% or more of the voting power of Homeland or any of its subsidiaries; (ii) any person (other than Magna or any subsidiary of Magna, or Homeland or any subsidiary of Homeland in a fiduciary capacity) shall have acquired Benefi-cial Ownership or the right to acquire Beneficial Ownership of 10% or more of the voting power of Homeland; (iii) Homeland's Board of Directors shall have withdrawn or modified in a manner adverse to Magna the recommendation of Homeland's Board of Di-rectors with respect to the Merger Agreement, in each case af-ter an Extension Event (as defined below); or (iv) the holders of Homeland Common Stock shall not have approved the Merger Agreement at their special meeting, or such special meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement in accordance with its terms, in each case after an Extension Event.

              The term "Extension Event" means any of: (i) a Purchase Event of the type specified in clauses (i) and (ii) in the pre-ceding paragraph; (ii) any person (other than Magna or any of its subsidiaries) shall have "commenced" (as such term is de-fined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase shares of Homeland Common Stock such that, upon consummation of such offer, such person would have Beneficial Ownership or the right to acquire Beneficial Ownership of 10% or more of the voting power of Homeland; or (iii) any person (other than Magna or any subsidiary of Magna, or Homeland or any subsidiary of Homeland in a fiduciary capacity) shall have publicly announced its willingness, or shall have publicly announced a proposal, or publicly disclosed an intention to make a proposal, (x) to make an offer described in clause (ii) of this sentence or (y) to engage in a transaction described in clause (i) of this sen-tence.

                                Page 9 of 13 Pages







              The Option terminates (i) on the earlier of (x) the Effec-tive Time of the Merger and (y) the termination of the Merger Agreement, provided that if such termination follows an Ex-tension Event, the Option will not terminate until a date that is 18 months following such termination or (ii) if the Option cannot be exercised on such day because of any injunction, or-der or similar restraint issued by a court of competent ju-risdiction, on the 30th business day after such injunction, order or restraint shall have been dissolved or when such in-junction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

              The Option Agreement further provides that, to the extent not terminated pursuant to its terms, from and after the date of a Purchase Event until 13 months immediately thereafter (the "Repurchase Period"), Magna will be entitled to require Home-land to repurchase for cash the Option from Magna together with all (but not less than all) shares of Homeland Common Stock purchased by Magna pursuant thereto, at a price equal to the sum of: (i) the exercise price paid by Magna for any shares of Homeland Common Stock acquired pursuant to the Option; (ii) the difference between (1) the "Market/Tender Offer Price" for shares of Homeland Common Stock (defined as the higher of (x) the highest price per share at which a tender or exchange offer has been made for shares of Homeland Common Stock or (y) the highest closing mean of the "bid" and "ask" price per share of Home-land Common Stock reported by the Nasdaq Stock Market National Market for any day within that portion of the Repurchase Period which precedes the date Magna gives notice of the required repur-chase) and (2) the exercise price, multiplied by the number of shares of Homeland Common Stock with respect to which the Op-tion has not been exercised, but only if the Market/Tender Of-fer Price is greater than such exercise price; (iii) the dif-ference between the Market/Tender Offer Price and the exercise price paid by Magna for any shares of Homeland Common Stock purchased pursuant to the exercise of the Option, multiplied by the number of shares so purchased, but only if the Market/
         Tender Offer Price is greater than such exercise price; and
         (iv) Magna's reasonable out-of-pocket expenses incurred in con-nection with the transactions contemplated by the Merger Agree-ment, including, without limitation, legal, accounting and in-vestment banking fees.

              At any time after a Purchase Event prior to the termina-tion of the Option, Magna (on behalf of itself or any subse-quent Holder) may demand that the Option and the related Option Shares be registered under the Securities Act in the next reg-istration statement filed under the Securities Act by Homeland.


                               Page 10 of 13 Pages







         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 2    - Agreement and Plan of Reorganization, dated Au-
                        gust 30, 1996, between Magna and Homeland (in-corporated by reference to Exhibit 2 to the Ma-gna 8-K).

         Exhibit 99.1 - Name, Business Address, and Present Principal
                        Occupation of Each Executive Officer and Direc-tor of Magna.

         Exhibit 99.2 - Stock Option Agreement, dated August 30, 1996, between Magna, as grantee, and Homeland, as is-suer (incorporated by reference to Exhibit 99.1 to the Magna 8-K).































                               Page 11 of 13 Pages







                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       MAGNA GROUP, INC.



                                       By:  /s/  Ronald A. Buerges
                                          Name:   Ronald A. Buerges
                                          Title:  Executive Vice
                                                  President and Chief
                                                  Financial Officer



         September 9, 1996





























                                Page 12 of 13 Pages







                                  EXHIBIT INDEX



                                                             SEQUENTIAL
         EXHIBIT        DESCRIPTION                           PAGE NO.


         Exhibit 2    - Agreement and Plan of Reorganization,
                        dated August 30, 1996, between Magna
                        and Homeland (incorporated by reference
                        to Exhibit 2 to the Magna 8-K).

         Exhibit 99.1 - Name, Business Address, and Present
                        Principal Occupation of Each
                        Executive Officer and Director
                        of Magna.

         Exhibit 99.2 - Stock Option Agreement, dated August
                        30, 1996, between Magna, as grantee,
                        and Homeland, as issuer (incorporated
                        by reference to Exhibit 99.1 to the
                        Magna 8-K).


























                               Page 13 of 13 Pages